Ariel Investment Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

January 25, 2016

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Ariel Investment Trust (the “Trust”) Securities Act Registration No.: 033-07699 Investment Company Registration No.: 811-04786

Dear Ms. Larkin:

This correspondence is being filed in response to oral comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to a representative of U.S. Bancorp Fund Services, LLC on behalf of the Trust regarding the Trust’s 485A filing for each of the Ariel Fund, Ariel Appreciation Fund, Ariel Focus Fund, Ariel Discovery Fund, Ariel International Fund, and Ariel Global Fund (each a “Fund”), filed by the Trust on November 24, 2015 on Form N-1A.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s or Fund’s responses.  In connection with this filing, the Fund hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and the Funds’ management are solely responsible for the content of such disclosure;

2.
The Trust  acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor the Funds’ management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*     *     *     *     *     *
Where a comment applies to disclosures that appear multiple times throughout the filing, the revisions made in response have been made in all instances where the disclosure appears, unless otherwise stated in the responses below.  The Fund’s responses to your comments are as follows:

Prospectus

1.	Staff Comment: Please consider whether greater disclosure on the types of equity securities in which the Ariel Fund invests is appropriate.

Response: The Trust supplementally informs the Staff that the Ariel Fund invests predominately in common stocks (99.04% per the Fund’s most recent annual report to shareholders). The Trust believes that no further disclosure or clarification is needed at this time.

2.
Staff Comment: Please include a plain English description of the Russell 2500 and Russell 2000 Value Indices. Additionally, please clarify in plain English why the Ariel Fund will not hold stocks within the top two quintiles of these indices (i.e., because they are large cap stocks).

Response: The Trust refers the Staff to the section labeled “Index Descriptions” on page 38 of the Prospectus in which each index is described. The Trust believes these definitions satisfy the Staff’s request to include plain English descriptions.

Additionally, the Trust undertakes to clarify the “top two quintiles" by adding the following disclosures:

“The Fund will not hold stocks that fall within the top two quintiles (i.e. upper mid and large cap stocks) of the Russell U.S. equity indexes (a comprehensive representation of market-cap weighted security indexes of the investable U.S. equity market) and if a stock held in the Fund moves into the top two quintiles, it will be sold by the end of the following quarter.

3.	Staff Comment: Within the second paragraph on page two of the Funds’ Prospectus, please clarify in plain English what is meant by the phrase “high barriers to entry”.

Response: The Trust undertakes to add the following disclosure:

“A high barrier to entry may exist where, for example, significant capital is required for new companies to enter a particular marketplace, thus giving companies already within the marketplace a perceived competitive advantage.”

4.	Staff Comment: Please confirm that the disclosure required by Item 4(b)(1)(iii) of Form N-1A is not applicable.

Response: The Trust supplementally confirms to the Staff that none of the Funds within the Trust are advised or sold through an insured depository institution; therefore, the disclosure required by Item 4(b)(1)(iii) is not applicable.

5.	Staff Comment: On page three of the Funds’ Prospectus, please include year-to-date return information for the Ariel Fund as of the most recent quarter.

Response: Because the fiscal year-end for all Funds within the Trust is September 30, the most recent quarter return is December 31, 2015. This return is disclosed in the bar chart, which shows total return as of the calendar year end. Therefore, separate reporting of the total return as of the most recent quarter end would be redundant.

6.
Staff Comment: The Staff notices that the Trust offers multiple classes for its Funds; please include disclosure as required in Item 4(b)(2)(iv)(C) of Form N-1A regarding registration statements with multiple classes.

Response: The Trust undertakes to add the following disclosure adjacent to the Average Annual Total Returns table of each Fund:

“After-tax returns are shown for the Investor Class only. After-tax returns for the Institutional Class will vary.”

7.
Staff Comment: The Ariel Appreciation Fund currently defines the range of mid-cap companies from $2 billion to $15 billion. The Staff’s definition of mid-cap companies ranges from $3 billion to $17 billion. Please explain why the range described by the Fund is appropriate.

Response:  The market capitalization range that Ariel Appreciation Fund utilizes is largely within the same range of the Staff’s definition of mid-cap companies.  Ariel Appreciation Fund has clearly disclosed in the Prospectus its capitalization range and further methodology of keeping within a specific capitalization range based on the Russell U.S. equity indexes’ ranges.  In addition, Rule 35d-1 does not apply to the Fund because the capitalization description is not encompassed in the Fund’s name.

8.
Staff Comment: Please confirm that, to the extent brokerage, interest, taxes, distribution plan expenses, and extraordinary items can be quantified, they will be reflected in the total annual fund expenses after taking into account the fee waiver (see footnote 1 on page seven of the Funds’ Prospectus).

Response: The Trust confirms that to the extent such exclusions from the fee waiver are applicable to a Fund it will be reflected in the Fund’s total annual fund operating expenses after fee waiver and/or expense reimbursement.

9.
Staff Comment: For Funds that may invest in securities of any market capitalization (i.e., the Ariel Focus Fund, Ariel International Fund, and Ariel Global Fund), consider including a risk disclosure for large capitalization stocks, as well.

Response: Although the Ariel Focus Fund, Ariel International Fund, and Ariel Global Fund may invest in securities of companies of all market capitalizations, the Trust does not believe that investing in large capitalization stocks poses a principal risk to the Funds and, as a result, such disclosure is not necessary at this time.

10.
Staff Comment: The Staff notes that micro capitalization stocks are included in the “Principal Risks” section of the Ariel Discovery Fund. Please consider adding micro capitalization stocks to the Fund’s “Principal Investment Strategy” section.

Response: The Trust undertakes to make the following revision:

“Ariel Discovery Fund invests in small~~-sized~~/micro sized companies that are selling at deep discounts to their intrinsic value.”

11.
Staff Comment: Confirm that, for the Ariel International Fund, acquired fund fees and expenses (AFFE) will be less than one basis point, or that appropriate disclosure is added if greater than one basis point.

Response: The Trust confirms that if the AFFE for the Ariel International Fund exceeds one basis point, a separate line item will be included in the Fees and Expenses table, and an appropriate footnote to the table will also be included.

12.
Staff Comment: Where applicable, please include a plain English description of what the Funds consider to be “U.S.-based” and “non-U.S.-based securities” (e.g., the section entitled “Principal Investment Strategies” of the Ariel International Fund).

Response: The Trust refers the Staff to its disclosure on page 23 of the Funds’ Prospectus in the section entitled “Foreign Securities”, in which it states that in determining whether a security is foreign or domestic (i.e., U.S.-based or non-U.S.-based), the Adviser will generally look to the location of the headquarters of the issuer. Further, the Trust refers the Staff to its response to the Staff’s comment 19, in which the Trust has clarified that it considers the physical location of an issuer’s headquarters in making such determination.

13.
Staff Comment: Regarding the Principal Investment Strategies sections of the Ariel International Fund and Ariel Global Fund within the Prospectus, please include a parenthetical in plain English explaining what the phrase “spot basis” means.

Response: The Trust undertakes to make the following revision:

“The Fund may buy and sell currency on a spot basis (i.e., foreign currency contracts that settle within two days) and enter into foreign currency forward contracts.”

14.
Staff Comment: Confirm that the Trust has considered the Staff’s concerns regarding a fund’s use of derivative securities, as described in its letter to the Investment Company Institute (“ICI”), dated July 30, 2010 (the “Letter”).

Response: The Trust confirms that it has considered the Staff’s concerns regarding the use of derivative securities as described in its Letter to the ICI when drafting disclosure regarding the Funds’ use of derivative securities.  The Trust believes that the current disclosure adequately describes the Funds’ use of derivatives and related risks.

15.
Staff Comment: Consider adding more specific risk disclosures within the “Principal Risks” section of the Ariel International Fund and Ariel Global Fund regarding the following: foreign currency and foreign exchange, over-the-counter securities, American Depositary Receipt and Global Depositary Receipt, issuance by foreign banks, and derivatives.

Response: The Trust undertakes to modify the foreign risks for Ariel International Fund and Ariel Global Fund, as follows:

•           Investments in foreign securities, including ADRs and GDRs or other securities or instruments representing underlying shares of foreign issues, may underperform and may be more volatile than comparable U.S. stocks.  Foreign economies and markets may not be as strong or well regulated, foreign political systems may not be as stable, and foreign financial reporting and disclosure standards may not be as rigorous as those in the U.S.

•           Securities issued by foreign companies are typically denominated in foreign currencies, resulting in a risk that adverse exchange rate fluctuations against the U.S. dollar could create losses and could depress prices for extended periods of time.  While the Fund may attempt to reduce the effect of currency fluctuations, the projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain.  The use of forward contracts in this manner might reduce the Fund’s performance if there are unanticipated changes in currency prices to a greater degree than if the Fund had not entered into such contracts.  ~~The use of foreign currency derivatives may be expensive and may result in further losses.~~

•           The use of foreign currency derivatives may be expensive and may result in further losses.  Derivative instruments may be exchange-traded through an organized exchange or traded in over-the-counter (“OTC”) transactions between private parties.  OTC transactions are less liquid and more risky than exchange-traded derivatives due to the credit and performance risk of counterparties.”

•           The use of securities index futures is based on speculating future market movements and can result in a loss.

16.	Staff Comment: For Ariel International Fund please explain why the presentation of net returns of the MSCI ACWI ex-US Index is appropriate.

Response: Each Fund is required to show an appropriate broad-based securities market index with the specified captions: “Index (reflects no deductions for [fees, expenses, or taxes])” [Form N-1A, Item 4(b)(2)(iii)]. The index should be adjusted to reflect the reinvestment of dividends on securities in the index, but may not reflect the expenses of the Fund [Form N-1A, Item 27(b)(7), Instruction 5]. With respect to the parenthetical to the broad-based index, Form N-1A does not specifically require that the index show gross returns, rather indicates that a fund should disclose that the index does not reflect certain deductions as appropriate and applicable to that Fund.

The MSCI EAFE Index net returns reflect the reinvestment of income and other earnings, including the dividends, after taking into account the maximum withholding tax applicable to non-resident institutional investors that do not benefit from double taxation treaties.  MSCI uses the maximum tax rate applicable to institutional investors, as determined by the companies’ country of incorporation.  Ariel International Fund and Ariel Global Fund will not benefit from double taxation treaties in certain countries in which the Funds invest.  Such investments will therefore be subject to such withholding tax.  Because the net index takes into account the withholding of the tax that is applicable to the Funds' investments, it presents a comparison that is appropriate and applicable to the Funds' shareholders.

Finally, the Trust notes that presentation of net returns is a standard and common practice and refers the Staff to Fidelity® Total International Equity Fund, American Funds New World Fund, Invesco Global Growth Fund, and SSGA International Stock Selection Fund as examples of registered investment companies that also utilize this presentation.

17.
Staff Comment: With respect to the Funds’ Principal Investment Strategies in the summary sections and statutory section of the Prospectus, please explain why the format complies with Item 4 and Item 9.

Response: Each Fund’s Item 4 disclosure is based on the more expansive Item 9 disclosure. In the formatting of its Item 4 and Item 9 disclosures, the Trust has striven to present information in the most manageable, easily readable format that is useful to shareholders and complies with the plain English guidelines.

18.
Staff Comment: On page 22 of the Funds’ Prospectus, in the section entitled “International/Global – Ariel International Fund and Ariel Global Fund,” please clarify in plain English the terms “absolute and relative benchmark returns” and “downside risk”.

Response: To clarify the terms, the Trust undertakes to replace the current language (“Our emphasis is on generating attractive absolute and benchmark-relative returns while seeking to limit downside risk in our international and global portfolios.”) with the following language:

“In our international and global portfolios, our emphasis is on generating attractive absolute and risk-adjusted returns and higher returns compared to the benchmark.”

19.
Staff Comment: On page 23 of the Funds’ Prospectus in the section entitled “Foreign Securities”, please clarify what is meant by the “location of the headquarters of the issuer” as used, e.g. country where the headquarters is located, primary place of business, etc.

Response: The Trust undertakes to make the following revision:

“In determining whether a security is foreign or domestic, the Adviser will generally look to the physical location of the headquarters of the issuer.”

20.
Staff Comment: On page 23 of the Funds’ Prospectus, in the section entitled “Exchange Traded Funds” (“ETFs”), please clarify that, although ETFs are not traded at the net asset value (“NAV”), there is a NAV for ETF shares as well as a market value, and expand upon the relationship between these two concepts.

Response: The Trust undertakes to make the following revisions:

“~~S~~Unlike the Funds, shares of ETFs are not ~~traded at NAV~~ priced at the net asset value of their underlying portfolio holdings (“NAV”), but  instead ~~may~~ trade like stocks at the market price, which may be at a price above or below ~~the value of~~ their ~~underlying portfolios~~NAV. ”

21.
Staff Comment: On page 24, in the section entitled “Cash Positions”, please clarify supplementally, the disclosure that the Adviser may maintain larger than normal cash position for temporary defensive positions, and while it “searches for compelling investments”. Please also explain the impact of maintaining large cash positions while the Adviser “searches for compelling investments” on its ability to meet its investment objective.

Response:  The Trust supplementally informs the Staff that in a falling market, the Funds may hold cash to prevent greater losses in a case where purchasing stocks is perceived as too risky.  A Fund also may hold cash in the event that the universe of stocks in which a Fund invests do not qualify under the Fund’s principal investment strategy.  For example, Ariel Fund seeks to invest in “small/mid-sized undervalued companies that show strong potential for growth.”  In a rising market, such stocks may be extraordinarily difficult to identify.

The Trust endeavors to maintain appropriate cash levels to handle the day-to-day redemptions of shares.  However, in unusual circumstances, the Funds may hold more cash.  Maintaining such higher levels of cash positions can have an impact on a Fund’s ability to meet its investment objective.  However, market conditions are uncontrollable, and investment decisions must be made in consideration of applicable market conditions.

22.
Staff Comment: On page 24 of the Prospectus, in the fourth paragraph of the section entitled “Principal Investment Risks”, the Trust uses both the term “very small” to describe capitalization of companies for actual or potential investment by the Funds; however, this term does not appear in any summary section. Please reconcile this discrepancy.

Response: The Trust undertakes to make the following revision:

“~~Very small or micro capitalization~~Small/micro-sized stocks may trade less frequently and in smaller volumes, and as a result may be less liquid, than securities of large capitalization stocks.”

23.
Staff Comment: On page 25, in the third to last paragraph of the section entitled “Principal Investment Risks” which discusses temporary defensive positions, please include the disclosure required by instruction 6 to Item 9(b)(1) of Form N-1A, that such positions may be contrary to Funds’ objectives and may result in the Funds not achieving their investment objectives.

Response: The Trust undertakes to replace the current paragraph referenced with the following paragraph:

“Certain Funds may temporarily hold excess cash (i.e., more than the cash levels appropriate to handle daily redemptions of Fund shares) or cash equivalents for defensive purposes in attempting to respond to adverse market, economic, political, or other conditions, including during times when value investments (i.e., stocks selling at discounts to their intrinsic value) are difficult to identify.  If the Funds hold excess cash, they will be exposed to inflation risk and the risk of lower returns.  Holding excess cash may be inconsistent with the Funds’ principal investment strategies and upon doing so the Funds may fail to achieve their investment objectives.  Cash equivalents are negotiable instruments, such as commercial paper, treasury bills, short-term government bonds, payable by third parties.  Third parties may include foreign banks and foreign governments.  Foreign cash equivalents are riskier because they involve foreign counterparties, foreign exchange risk, as well as the risks associated with foreign currencies.”

24.
Staff Comment: On page 36, in the first paragraph of the section entitled “Calculating the Funds’ Share Price at Net Asset Value,” the Trust states it may calculate a Fund’s NAV as of the normally scheduled close of regular trading on the NYSE for that day, “so long as Fund management believes there remains an adequate market to meet purchase and redemption orders for that day.” Please explain how the Fund will process purchase and redemption orders when the New York Stock Exchange (“NYSE”) closes prior to its regularly-scheduled hours. Also, explain what basis management uses to determine whether an “adequate market” exists.

Response: After further consideration, the Trust has decided to revert back to its previous disclosure, as follows:

“The Funds calculate the price of Fund shares at net asset value (NAV) as of the close of trading on the New York Stock Exchange (NYSE) (normally 3:00 p.m. Central Time) every day the NYSE is open for business. The Exchange is normally open for business every weekday, except when the following holidays are observed:  New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.  Ariel may suspend redemptions or postpone payment dates on days when the NYSE is closed (other than weekends and holidays), when trading is restricted or as permitted by the SEC.  The NAV is computed by subtracting the Fund’s liabilities from its total assets and dividing the result by the number of shares outstanding.”

25.	Staff Comment: Please confirm that the 1940 Act File Number on the back cover page of the Funds’ Prospectus appears in a smaller font than is used for the rest of the page.

Response: The Trust confirms that the font used for the 1940 Act File Number will be smaller than the rest of the page.

Statement of Additional Information

26.
Staff Comment: To the extent any factors are not disclosed in the Prospectus, consider including disclosure for micro capitalization risks within the “Investment Strategies and Risks” section of the Funds’ statement of additional information (“SAI”).

Response: The Trust undertakes to modify the small and mid-capitalization risks to include micro capitalization risks, as follows:

Micro, Small and Mid-Capitalization Companies.  Companies with less than $15 billion in market capitalization are considered by the Adviser to be micro, small or mid-capitalization companies.  Investing in micro, small and mid-capitalization companies may be more risky than investing in large-capitalization companies.  Such companies typically have more limited product lines, markets and financial resources than larger companies, and their securities may trade less frequently and in more limited volume than those of larger, more mature companies.  Securities of these companies may be subject to volatility in their prices.  They may have a limited trading market, which may adversely affect a Fund’s ability to dispose of them and can reduce the price the Fund might be able to obtain for them.  Other investors that own a security issued by a micro, small or mid-capitalization company for which there is limited liquidity might trade the security when a Fund is attempting to dispose of its holdings in that security.  In that case, a Fund might receive a lower price for its holdings than otherwise might be obtained.  Micro, small and mid-~~Small~~ capitalization companies also may be unseasoned.  These include companies that have been in operation for less than three years, including the operations of any predecessors.

27.	Staff Comment: Confirm that any strategy included in the Funds’ SAI but not the Prospectus is because the strategy is not considered a “principal strategy” by the Adviser.

Response: The Trust confirms that any strategy included in the Funds’ SAI but not the Prospectus is because the strategy is not considered a “principal strategy.”

28.	Staff Comment: As required by Item 24(b) of Form N-1A, disclose the consequences of taxation with foreign funds within the “Dividends, Capital Gains and Taxes” section of the Funds’ SAI.

Response: The Trust undertakes to add a paragraph to this section, as follows:

“Taxes on Foreign Investments.  When a Fund invests in foreign securities, it may be subject to foreign withholding taxes on dividends or interest it receives on foreign securities and other taxes.  Foreign taxes withheld will be treated as an expense of the Fund unless the Fund meets the qualifications and makes the election to enable it to pass these taxes through to shareholders for use by them as a foreign tax credit or deduction.  Tax conventions and treaties between certain countries and the United States may reduce or eliminate such taxes.”

29.
Staff Comment: The phrase beginning with “It is the policy of both the Adviser and the Funds to prohibit any person…” on page 33 of the Funds’ SAI is duplicative of the disclosure in the first paragraph of the section, beginning on page 32; consider deleting one of the statements to reduce redundancies.

Response: The Trust undertakes to make the suggested deletion.

30.
Staff Comment: On page 39, in the first full paragraph, the Trust states that Ariel Fund and Ariel Appreciation Fund must reimburse expenses that exceed 1.50% of the first $30 million and 1% of their respective average daily net assets in excess of $30 million of the Investor Class of each Fund; confirm that this relationship is not contractual, not for one year, and, as a result, may not be disclosed in the fee tables.

Response: The Trust undertakes to modify the language as follows to clarify that the relationship is contractual: “…Adviser ~~must~~ is subject to an ongoing contractual obligation as part of the Management Agreement to reimburse…”  Such contractual arrangement is ongoing.  However, it is not disclosed in the fee table because both Funds have been operating below the expense limitations.

31.	Staff Comment: As required by Item 20(b)(1) of Form N-1A, please include the date as of which compensation of portfolio managers has been calculated.

Response: The Trust undertakes to make the requested disclosure, adding the following:

“As of September 30, 2015, Mr. Rogers’ compensation is determined by the Adviser’s Board of Directors and is composed of: …”

“As of September 30, 2015,~~The~~ the Adviser’s compensation methodology for the other portfolio managers consists of: …”

32.
Staff Comment: In the table disclosing the Trustees’ biographical information, please include parenthetical explanations of the other directorships held by Messrs. Kennedy and Rogers, where the principal business of such company is not implicit in its name.  (See Item 17(a)(1), instruction 3).

Response: The Trust undertakes to make the requested disclosure, adding the following with respect to Mr. Kennedy:

“Interface Inc. (global modular carpet manufacturer) and Knoll, Inc. (furniture and textile manufacture and design company)”

In addition, Trust undertakes to make the following revision with respect to Ms. Hobson:

“DreamWorks Animation SKG, Inc. (developer and producer of computer generated animated feature films); The Estée Lauder Companies, Inc. (manufacturer and seller of beauty products); Groupon, Inc.(operator of online local commerce marketplaces) through 2014; Starbucks Corporation (operator of retail coffee stores)”

In addition, Trust undertakes to make the following revision with respect to Mr. Rogers:

“Aon Corporation (global provider of risk management, insurance and reinsurance brokerage services) through 2012; Exelon Corporation (energy provider); McDonald’s Corporation (global food service retailer)”

33.	Staff Comment: Confirm that the Trustees don’t own more than 5% of shares of any Fund.

Response: Mr. Rogers indirectly owns (through Ariel Distributors, LLC) more than 5% of the Investor Class shares of Ariel Focus Fund and Ariel Global Fund. This will be disclosed in the SAI. The Trust confirms that no other Trustee owns more than 5% of any Fund.

34.	Staff Comment: Confirm that interim financial statements are not required for this filing (See Regulation S-X, Rule 3-18).

Response: Rule 3-18 requires that, if a filing is made within 60 days of the registrant’s fiscal year end and audited financial statements for the most recent fiscal year are not available, then the filing should include interim financial statements. The Trust’s annual report, which contains audited financial statements as of the most recent fiscal year ended September 30, was made available, and filed with the SEC on November 25, 2015; therefore, Rule 3-18 is not applicable to this filing. In addition, the Trust intends to file an amendment pursuant to Rule 485(b) prior to the effective date which will include financial statements current as of its most recent fiscal year.

If you have any additional questions or require further information, please contact the Fund’s administrator, U.S. Bancorp Fund Services, LLC, Alia M. Vasquez, Esq., at (414) 765-6620.

/s/ Mareilé B. Cusack
Mareilé B. Cusack
Vice President, Ariel Investment Trust